UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 6, 2002
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP NO.:29089V 10 4                 PAGE 2

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Mark Waldron SS# ###-##-####
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 10,223,272
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             10,223,272
                      ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         10,223,272
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------

                                     CUSIP NO.:29089V 10 4                PAGE 3



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE,AND THE SIGNATURE ATTESTATION.




Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background

                (a)      Mark Waldron

                (b)      932 Grand Central Avenue, Glendale, California, 91201

                (c)      Chief Executive Officer of Issuer
                (d)      Not applicable

                (e)      Not applicable

                (f)      Canada


Item 3.  Source and Amount of Funds or Other Consideration

                            On August 31, 2000, the several members of Emergent
Ventures, LLC ("Emergent Ventures"), a Delaware
Limited Liability company that had theretofore engaged in the business of acquiring equity interests in medical technology businesses and those businesses with significant internet features and applications, acquired 39,775,178 shares of the Issuer's Common Stock, representing a 90% interest in the Issuer immediately after such acquisition, in exchange for all of the then outstanding membership interests in Emergent Ventures (collectively, the "Equity Transfer Transaction"), all pursuant to an Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 (the "Agreement"), by and among the Issuer, Marton
B. Grossman, Isaac Grossman, Emergent Management Company LLC, a Delaware Limited Liability company ("Emergent Management") and the holders of membership interests of Emergent Ventures. As a result of the Equity Transfer Transactions, the Emergent Management, which was the holder of approximately 57% of the membership interest of the Emergent Ventures, became the beneficial owner of 22,718,383 shares of Common Stock, representing approximately 51% of the shares of Common Stock issued and outstanding immediately following the completion of the Equity Transfer Transactions. On May 6, 2002, Emergent Management made a pro-rata distribution of its 22,718,383 shares of the Issuer's Common Stock as follows: 10,223,272 shares to each of Daniel Yun and Mark Waldron, 2,044,654 shares to Dr. Soon Kim and 227,185 shares to Dr. Dong Su Han.

Item 4.  Purpose of Transactions

         Emergent Management entered into the Agreement, and consummated the transactions contemplated thereby, for the purpose of acquiring control of the Issuer in August, 2000. The May 6, 2002 distribution was not done to effectuate any changes described in Items (a) through (j).

Item 5.  Interest in Securities of the Issuer

                (a) - (c) As of May 6, 2002, the Issuer has approximately 52,809,959 shares issued and outstanding, after giving effect to the assumed issuance of 3,000,000 shares previously sold in a private placement. Of the 52,809,959 shares outstanding, 10,223,272 shares or 19.4% of which are directly and beneficially owned by Mark Waldron. Mr. Waldron has the sole power to vote and dispose of all 10,223,272 shares. Mr. Waldron acquired his ownership interest in the Issuer through a pro rata distribution of 22,718,383 shares of the Issuer's Common Stock owned by Emergent Management.

                (d) - (e)   Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.  Materials to be filed as Exhibits

                  Not Applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2002

Reporting Person: Mark Waldron

Signature:               /s/ Mark Waldron
           --------------------------------------------
                             Mark Waldron